FORM 6-K
		   SECURITIES AND EXCHANGE COMMISSION
			 Washington, D.C. 20549


		   Report of Foreign Private Issuer


		  Pursuant to Rule 13a-16 or 15d-16
		of the Securities Exchange Act of 1934

		 For the month of December, 2003
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		  Commission File Number 1-4620
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		 Crystallex International Corporation
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  	     (Translation of registrant's name into English)

  579 Richmond Street West,# 301, Toronto, Ontario, M5Z 1Y6 Canada
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           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

		  Form 20-F[x] 		Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
						    -----
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
						    -----
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 			     Yes [ ] No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
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

President's Letter

December 2003


Dear Shareholders and friends of Crystallex,

In September of 2003 I was appointed President and Chief Executive Officer of Crystallex International Corporation, just as the Company had reached an important milestone with the release of the full feasibility study on our remarkable Las Cristinas deposit. As many of you may know, I have extensive experience in the mining industry, and I look forward to bringing that experience and my committed leadership to Crystallex. For the past seven years I was President and Chief Operating Officer of IAMGOLD Corporation, an intermediate gold company that went from zero production to some 300,000 ounces of attributable annual production during that period. Prior to that, I spent 16 years with the world's largest platinum producer, the Anglo American Platinum group in South Africa, serving as Executive
Director: Marketing, Business Development and Planning before leaving to join IAMGOLD. More extensive biographical information is available on this web site.

Crystallex is a very different Company today than it was two years ago. Under Marc Oppenheimer's guidance, the Company has assembled a management team that I believe is second to none in the industry. It is a rare privilege to be given the opportunity of leading a team of this calibre and experience, and I would invite all shareholders to familiarize themselves with the quality of their management team by linking to the following page on our website (http://www.crystallex.com/interior.asp?p=2&s=6). I look forward to working with Marc, now Vice Chairman, and the other Directors as we move ahead with the development of Las Cristinas. I believe that the future beckons brightly.


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A great deal has been accomplished over the last few months.  In late
August and early September, through the private placement of special warrants, approximately US$38 million was raised. This financing was truly a watershed event as it enabled Crystallex - for the first time - to set and proactively execute its agenda. The transaction provided the Company with the necessary capital to ensure that the Las Cristinas project will be maintained on the fast track. It also enabled the Company to direct additional capital to its existing Venezuelan operations to both strengthen production and undertake strategic exploration drilling.

In September, we also presented our complete feasibility study for Las Cristinas to the Corporacion Venezolana de Guayana ("CVG") and it was warmly received. With good reason! The study, prepared by SNC-Lavalin, clearly confirms Las Cristinas is a long mine-life gold deposit that can be economically developed and operated by conventional mining and gold processing technology. The Executive Summary of the Feasibility Study is available on our website
(http://www.crystallex.com/pdf/LCExecutiveSummary.pdf).The addition of the 10.2 million ounces of reserves (calculated at a gold price of US$325/oz) has vaulted Crystallex to the fifth largest North American based gold company in terms of reserves. We believe that this transformation creates a tremendous value gap that we are focused on capturing for the benefit of Crystallex shareholders.

On October 27, we announced the closing of the sale of Minera San
Gregorio to Uruguayan Minerals Exploration Ltd., ("UME"). The San
Gregorio mining operations were scheduled to close in the first quarter of 2004 due to the substantial depletion of mineable reserves and resources. The sale of Minera San Gregorio and related Uruguayan assets was a win-win transaction for both parties. If pushed to closure, Crystallex would have incurred net costs of some US$6 million related to environmental and reclamation obligations, plant closure and relocation costs, severance pay, accounts payable and hedge book obligations. Instead, the Company stands to receive US$2 million in sale proceeds and valuable drilling equipment. UME acquired an operating plant to process the reserves it had identified on its properties that surround San Gregorio.

Crystallex has also significantly reduced its hedge book exposure with the retirement of the San Gregorio forward contracts in the sale to UME and a recent buy-back of 25,000 ounces from its forward sales program. This has reduced Crystallex's forward sales exposure from 205,812 ounces at the end of third quarter to 126,260 after the closing of the sale of San Gregorio. I am committed to a program of strategic reduction in hedge book exposure and to the strengthening of the Company's balance sheet. This will provide greater operating and financing flexibility as we move forward.

In late November, we reported our 2003 third quarter results. The full Management Discussion and Analysis is available here on our website (http://www.crystallex.com/CorporateReport/KRY%20Q3%2003.pdf) but the main points include:

o Completed a positive Feasibility Study for Las Cristinas on schedule during September.
o Successfully completed private placements for aggregate proceeds of US$38.2 million.
o Gold production of 18,000 ounces for the third quarter at a total cash cost of US$346 per ounce. Nine months production of 62,000 ounces at a total cash cost of US$303 per ounce.
o  Cash at quarter end of C$46.3 million.
o An Updated Environmental Impact Study (EIS) for Las Cristinas was scheduled for submission by late November.



While our Company has achieved some major milestones, I would also like to take this opportunity to address some of the questions that have been raised with me recently.

Garimperos at Las Cristinas - Artisanal mining exists in many countries around the world and it is endemic within the gold bearing regions of the Guyana Shield comprising large portions of Brazil ("garimpeiros"), Guyana and Suriname ("pork knockers") and Venezuela ("bombitieros"). There are many instances of such artisanal activity, both legal and illegal, in the El Callao, El Dorado and Kilometre 88 districts of Bolivar State. Crystallex works with the federal and regional government and associated agencies to deal with these activities. In the case of Las Cristinas, our mine operating contract allows previously mined tailings to be exploited by licensed artisinal miners. We are working with our partner, the Corporacion Venezolana de Guayana ("CVG") as well as with the Ministry of Energy and Mines ("MEM") to organize these local miners into co-operatives and provide them with training and technology. Where possible, our Las Cristinas development plans include integrating these artisinal miners into our job training programs. We are currently seeing signs of increasing foreign mining investment in Bolivar State. As these projects move ahead, coupled with the government's plans for these artisinal miners, we expect that the transition from illegal 'wildcat' mining to commercial mining will be completed on such projects, just as with all other gold mines placed into commercial production throughout the Guyana shield, e.g. in the Carajas basin of Brazil, in Guyana and in Suriname. It is important to view the artisinal mining challenge within the regional context where there is a track record and process whereby deposits suitable for industrialized scale commercial production have successfully made the transition from artisinal mining to commercial mining. In other words, the challenge of artisinal mining in the Guyana Shield in general, and at Las Cristinas in particular, is a real one, but one that is, nevertheless, an anticipated business challenge for the State, the local community and the gold mining industry.

Copper Rights at Las Cristinas - I would like to address the Las Cristinas copper issue, as misconceptions seem to abound in the market place on this subject. The full feasibility study submitted by Crystallex to the CVG presents a gold only operation at Las Cristinas rather than an operation producing gold and copper. This decision was based on a technical and economic evaluation of the two options. A number of points merit emphasis:


(i)      The grade of the copper in the Las Cristinas deposit is very low.
To put this in context, the average in-situ copper grade at Las Cristinas is 0.12% which is lower than the copper grade of the tailings produced by most of the Chilean and Peruvian copper mines.

(ii)	A technical assessment of the two options indicated that the gold only production option was technically superior to the gold and copper option. Crystallex's proposed gold only carbon-in-leach ("CIL") plant is much simpler and efficient than the gold copper plant alternative which also requires two separate tailings dam facilities to accommodate its effluent discharges as compared to the one required for the CIL plant.

(iii)	The gold copper option also requires the construction of concentrate handling and shipping facilities at Puerto Ordaz.

(iv)	The technical review also determined that the gold copper plant would generate an overall gold recovery of 78%, due to losses in the flotation process and smelter/refinery losses. In comparison, pilot plant work determined that the gold only CIL plant would achieve an average gold recovery of 89%. As a consequence, the gold only option would recover some 583,000 more ounces of gold over the life of the operation than the gold copper option, while the gold copper option would recover approximately 186,000 tonnes of copper over the life of the operation.

An economic assessment was then conducted of the gold only versus the gold copper option. The assessment determined that the gold only option produced net revenues of US$166 million more than the copper gold option at a US$325 gold price and a US$0.75/lb copper price. The superior economics of the gold only alternative are a result of higher gold revenue derived from the recovery of an extra 583,000 ounces of gold and lower refining fees for gold produced in dore rather than gold produced in concentrate under the copper gold option. Together, these more than offset some US$91 million in net copper revenue generated at a copper price of US$0.75/lb after concentrate shipping, smelting and refining costs. In addition to higher net revenue, the gold only option has lower capital costs of approximately US$ 88 million over the life of the project. Furthermore, as a consequence of the above issues, the gold only option generates some
US$ 11 million more in royalties to the Government of Venezuela and the CVG than does the gold copper option.

Our analysis determined that for gold prices ranging from $325/oz to US$400/oz, the copper price would need to average between US$3.66/lb to $6.18 per pound over the life of the project to generate an economic return on investment for the copper gold option equivalent to the return for the gold only option.


The conclusion is obvious; the gold only option is the only one that is financially justifiable. Consequently, Crystallex has advised the CVG that it will not, at this point in time, be applying for the Las
Cristinas copper rights which remain reserved for the Republic.

We have also obtained legal advice confirming that there are no negative consequences for Crystallex in not obtaining the Las Cristinas copper rights at this time. In the event that it did make economic sense to exploit copper, we are confident that the MEM and CVG would first deal with Crystallex, and our existing agreement with the CVG contains a provision to that effect. However, even in the situation where the holder of the primary economic mineral, in this case gold, declined the opportunity to receive the right to a by-product mineral, the administrative law does not allow the holder of a by-product mineral right to interfere in any way with the operations of the holder of the primary economic mineral right. In this situation, the holder of rights to the by-product mineral would have to wait until the holder of the primary economic mineral right had ceased its operations.

Questions have been raised as to whether the gold only option will create any adverse environmental impacts by having the copper report to the tailings. First of all, I would reiterate the low copper grade and note that many of the copper mines around the world generate tailings with a higher copper grade than the in-situ copper grade at Las Cristinas. Secondly, I would note that the entire tailings dam has been designed from first principles to ensure that there are no negative environmental effects from the very low content of copper in the tailings. I would further point out that the host rock of the Las Cristinas deposit is carbonate rich which means that it is, in effect, self neutralizing which further ensures that the very small amounts of copper minerals in the tailings will not cause any adverse environmental effects.

The non-recovery of the copper will also not result in any meaningful adverse metallurgical consequences since the copper mineral in the primary ore is chalcopyrite, the only copper mineral that is not soluble in cyanide and which therefore does not interfere with the gold recovery process. The only cyanide soluble copper minerals at Las Cristinas are found in the sulphidic saprolite ore type, which comprises only some
10% of the total ore. Pilot plant test work has demonstrated that by restricting the sulphidic saprolite ore in the blending process, the average cyanide consumption will only amount to 0.6 kg per tonne of ore processed.

Las Cristinas Water Management - During the Feasibility Study for Las Cristinas, SRK, from Chile, a renowned geohydrological consulting firm, reviewed the groundwater and surface inflows to the planned Las Cristinas pits. Based on historical annual rainfall data for the region and the results from previous borehole pump tests, SRK concluded that "in pit" sumps and pumps will be more than adequate to keep the pits sufficiently dry for mining. This conclusion is consistent with Crystallex's operating experience at its Albino open pit operation which is adjacent to Las Cristinas. In addition the feasibility study incorporates a water diversion channel that will run along the northern, eastern and southern edge of the project area designed to divert all the seasonal streams away from the pit areas. Based on this review, capital and operating costs estimates for water management were generated and included in the feasibility study. The costs indicate that the hydrology management expenses are not a major contributor to costs over the life of the mine. Crystallex's operating experience in the region, at the adjacent Albino mine and at the El Callao properties some 160 kilometres north of Las Cristinas, supports this finding as does the operating experience at the Omai gold mine in Guyana and the various CVRD mines in the Carajas basin in Brazil.

The surface site drainage system is designed for a 1 in 25 year flood event and the river channels for a 1 in 100 year event.

As is the case with all open pit gold, bauxite, iron ore and copper mines in the Guyana shield, water management at Las Cristinas will be routine.

We have a lot of work ahead to unlock the value of Cristinas, and, to that end, over the past several weeks, the Crystallex management team has visited a number of investors and analysts in an effort to create a better understanding of the Company and greater visibility for our Las Cristinas project. I hope that recent research reports cited, but not directly linked will provide an independent view of our progress. I believe that we are well on our way. I look forward to updating you regularly on our
 Company's developments.

Todd Bruce
President and Chief Executive Officer

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	                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

				      Crystallex International Corporation
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						   (Registrant)


Date   December 22, 2003     		     	By    /s/ Daniel R. Ross
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						        (Signature)*

Daniel R. Ross, Executive Vice President, Secretary, and Corporate Counsel

*Print the name and title of the signing officer under his signature